IMPERIAL HOLDINGS, INC.
(to be converted from Imperial Holdings, LLC)
701 Park of Commerce Boulevard — Suite 301
Boca Raton, Florida 33487
Telephone 516.995.4200
February 1, 2011
Via EDGAR
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Imperial Holdings, Inc. Commission File No. 333-168785
Ladies and Gentlemen:
     The undersigned registrant hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the captioned Registration Statement, as amended by any pre-effective amendments thereto, be accelerated to:
4:00 p.m. (Eastern time) on February 3, 2011
or as soon as practicable thereafter.
The Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Imperial Holdings, Inc.
By:	/s/ Jonathan L. Neuman
Jonathan L. Neuman
President and Chief Operating Officer